Exhibit 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In Thousands, Except Ratios)

	Twelve months	Twelve months	Twelve months	Twelve months	Twelve months
	Ended	Ended	Ended	Ended	Ended
	December 31,	December 31,	December 31,	December 31,	December 31,
	2012	2011	2010	2009	2008

Earnings: (1)
Net income	$137,975	$122,874	$123,854	$107,428	$111,136
Income taxes	85,301	82,859	77,100	59,244	67,560
Fixed Charges (See below) (2)	71,862	80,650	81,803	80,107	80,611
Total adjusted earnings	$295,138	$286,383	$282,757	$246,779	$259,307
Fixed charges: (2)
Total interest expense	$71,475	$80,281	$81,425	$79,203	$79,877
Interest component of rents	387	369	378	904	734
Total fixed charges	$71,862	$80,650	$81,803	$80,107	$80,611

Ratio of earnings to fixed charges	4.1	3.6	3.5	3.1	3.2

(1) For the purposes of computing these ratios, earnings consist of pretax net income before fixed charges.

(2) Fixed charges consist of total interest, amortization of debt discount, premium and expense, and the estimated portion of interest implicit in rentals.